UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant's name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        40-F ☐

MATERIAL CHANGE – ANNOUNCEMENT OF CHANGE IN MANAGEMENT

On March 26, 2025, Mr. William Chai resigned from the Board of Directors of the Company and, on March 27, 2025, the Board of the Company accepted Mr. Chai’s resignation. The Board of Director further elected Mr. Marc Kealey as the Chairman of the Board and Mr. Jie Luo as the Vice Chairman of the Board. The Board of the Company further appointed Mr. Zhong Chen as the co-CEO of the Company.

The Board of the Company announce that the former director Ms. Fan Zhou’s previous proposals regarding election of Mr. Jun Huang as a director and appointment of Mr. Jun Huang as the co-CEO are both invalid.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

	By:	/s/ Xiyong Hou and Zhong Chen
Date: March 27, 2025	Name: Title:	Xiyong Hou and Zhong Chen Chief Executive Officer and Co-Chief Executive Officer

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